                                                                    EXHIBIT 99.2

                             DIRECTORS COMPENSATION

      Directors who are employees of LII do not receive additional compensation for positions on the Board of Directors. In 2003, there were two employee Board members: Messrs. Robert E. Schjerven, Chief Executive Officer; and Thomas W. Booth, Vice President, Corporate Technology. The 2003 compensation package for all non-employee Directors, with the exception of the Chairman, included an annual retainer of $25,000 in cash and $10,000 in common stock, with an additional annual retainer of $10,000 in cash for serving as a committee chair of the Audit, Compensation, or Board Governance Committees and an additional annual retainer of $6,000 in cash for serving as a committee chair of the Pension and Risk Management, Human Resource, Acquisition or Public Policy Committees. A fee of $1,500 in cash was paid for attending each meeting day of the Board of Directors and a fee of $1,200 in cash was paid for attending each Board committee meeting. The fee paid for participation in a telephonic conference meeting of the Board or a committee is one-half of the regular meeting fee. The Chairman's compensation package is twice that of other
Directors: consisting of an annual retainer of $50,000 in cash and $20,000 in common stock, an additional annual retainer ranging from $12,000 to $20,000 in cash for serving as a committee chair and a fee of $3,000 in cash for attending each meeting day of the Board of Directors or $2,400 for attending each Board committee meeting. The fee paid for the Chairman's participation in a telephonic conference meeting of the Board or a committee is one-half of his regular meeting fee. Directors may elect to receive the cash portion of their annual retainer in cash or shares of common stock. Directors may defer 25% or more of their annual cash retainer in an interest bearing account under the Non-employee Directors' Compensation and Deferral Plan. All Directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors or a Board committee.

      In addition, each non-employee Director may periodically, under the 1998 Plan administered by the Board of Directors, receive stock options to purchase shares of common stock at an exercise price equal to the fair market value of such shares on the date of grant. Under the 1998 Plan, the stock options are non-qualified, and no such options awarded in any given year shall provide for the purchase of more than 16,500 shares of common stock by each Director. In December 2003, each non-employee Director, except for the Chairman, was awarded 12,415 stock options. The Chairman was awarded 16,500 stock options and also received cash in the amount of $46,065 in order to deliver a total award value that was twice that of the other Directors, as provided in his compensation package. All options awarded to Directors in 2003 have a term of seven years and vest and become exercisable in three equal increments of one-third in each of the three succeeding Decembers following the grant date.

                             EXECUTIVE COMPENSATION

      The following table sets forth information on compensation earned in 2003, 2002 and 2001 by LII's Chief Executive Officer and its four other most highly compensated executive officers, such individuals sometimes being referred to in this proxy statement as the "named executive officers."

                           Summary Compensation Table

                                                                        Long-Term Compensation
                                                             -------------------------------------
                                                                      Awards             Payouts
                                                             ------------------------   ----------
                                                                          Securities
                                       Annual Compensation   Restricted   Underlying
                                      --------------------      Stock    Options/SARs      LTIP        All Other
Named Executive Officer       Year     Salary    Bonus(1)     Awards(2)    Granted      Payouts(3)  Compensation(4)
---------------------------   ----    --------------------   ----------  ------------   ----------  --------------
Robert E. Schjerven           2003    $802,500  $1,156,043   $1,777,499    123,902       $205,265      $232,703
  Chief Executive Officer     2002     750,000   1,725,000    2,094,618    440,950        104,569       148,784
                              2001     750,000     900,000            0          0         78,137        68,888

Harry J. Ashenhurst, Ph.D.    2003     399,324     470,007      488,772     34,070        108,358        85,581
  Executive Vice President    2002     368,376     557,169    1,079,635     88,410         64,350        56,881
  and Chief Administrative    2001     368,376     287,333            0          0         58,603        32,817
  Officer

Scott J. Boxer                2003     381,688     567,928      883,572     34,070         88,199       126,887
  President/COO               2002     320,256     457,934    1,079,635     88,410         48,263        54,578
  Service Experts Inc.        2001     320,256     249,800            0          0              0        29,222

Robert J. McDonough           2003     367,866     339,952      883,572     34,070         75,599        78,574
  President/COO World Wide    2002     320,004     484,470    1,079,635     88,410         36,192        46,071
  Heating & Cooling           2001     300,004     152,102            0          0              0        41,005

Carl E. Edwards Jr. (5)       2003     335,112     394,429            0          0        108,358        76,609
  Executive Vice President    2002     320,988     485,494    1,079,635     88,410         64,350        52,281
  and Chief Legal Officer     2001     320,988     250,371            0          0         58,603        30,811

----------

(1) Includes annual incentive payments for the respective year from annual variable pay plans and other bonuses.

(2) Represents PSP awards and restricted stock awards of the following number of shares of LII common stock granted pursuant to the 1998 Plan multiplied by the average of the high and low price of LII common stock on the New York Stock Exchange (the "Fair Market Value") on the grant date(s). PSP awards in December 2003 at a Fair Market Value of $16.76 per share are as follows: Mr. Schjerven 53,951 shares; Dr. Ashenhurst 14,835 shares; Mr. Boxer 14,835 shares and Mr. McDonough 14,835 shares. For the December 2003 PSP grant, shares granted will vest in December 2006 providing specific performance targets are met. If, at the end of the performance period, at least the minimum performance level has been attained, the earned PSP award will be vested and will be distributed. To the extent the earned award payout level attained is less than 100%, the difference between 100% and the earned award distributed, if any, shall be forfeited. Restricted stock awards in December 2003 at a Fair Market Value of $16.76 per share are as follows: Mr. Schjerven 52,105 shares; Dr. Ashenhurst 14,328 shares; Mr. Boxer 14,328 shares; and Mr. McDonough 14,328 shares. For the December 2003 restricted stock grant, all shares granted will vest and be distributed in December 2006, providing continued employment with LII. Mr. Boxer and Mr. McDonough received 30,000 restricted stock awards in July 2003 upon a major management reorganization. PSP awards in December 2002 at a Fair Market Value of $13.375 per share are as follows: Mr. Schjerven 70,800 shares; Dr. Ashenhurst 28,000 shares; Mr. Boxer 28,000 shares; Mr. McDonough 28,000 shares; and Mr. Edwards 28,000 shares. All December 2002 PSP shares will vest in December 2005 providing performance targets are met. There were no stock awards in 2001 due to an insufficient number of shares remaining in the 1998 Plan; therefore, upon Stockholder approval of additional shares at the 2002 Annual Meeting of Stockholders, the delayed 2001 award was made in May 2002, with the normal grant schedule resuming in December 2002. PSP awards in May 2002 at a Fair Market Value of $16.21 per share are as follows: Mr. Schjerven 70,800 shares; Dr. Ashenhurst 28,000 shares; Mr. Boxer 28,000 shares; Mr. McDonough 28,000 shares; and Mr. Edwards 28,000 shares. All May 2002 PSP shares will vest in December 2004 providing performance targets are met. For the 2002 and 2001 PSP grants, shares that do not vest in any performance period due to failure to achieve performance targets will vest 10 years from the grant date. A special restricted stock award in July 2002 at a Fair Market Value of $16.21 per share are as follows: Dr. Ashenhurst 15,500 shares; Mr. Boxer 15,500 shares; Mr. McDonough 15,500 shares; and Mr. Edwards 15,500 shares. For the July 2002 restricted stock grant, all shares granted will vest and be distributed in July 2005, providing continued employment with LII.

(3) 2003 amounts represent the value of earned awards in the form of LII common stock for the PSP for the 2000-2002 performance period, paid in April 2003. 2002 amounts represent the value of earned awards in the form of LII common stock for the PSP for the 1999-2001 performance period, paid in 2002. 2001 amounts represent the value of earned awards in the form of LII common stock for the PSP for the 1999-2000 performance period, paid in 2001. As discussed in footnote 3 to our financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2003, LII has identified downward adjustments of $1.0 million and $4.6 million relating, respectively, to 2001 and years prior to 2001. Inclusion of the relevant adjustment in the 2001 period would have deferred the vesting and receipt (but not the amount) of the PSP grant for the 2000-2002 performance period until 2009, providing the recipient remains in LII's employ. Inclusion of the relevant adjustments in the pre-2001 period would have reduced the amount received by the named executive officers by $17,000 in the aggregate. Vesting and receipt of this amount would have been deferred until 2007, provided the recipient remains in LII's employ. Because Mr. Edwards retired from the company in 2004, his total award for the 2000-2002 performance period and approximately $5,000 of his award for the 1999-2000 performance period would have been forfeited.

(4) Composed of contributions by LII to its profit sharing retirement plan and profit sharing restoration plan and the dollar value of term life insurance premiums paid by LII. Contributions to the plans were as follows: In 2003: Mr. Schjerven -- $217,387; Dr. Ashenhurst -- $79,630; Mr. Boxer -- $69,382, in addition to $46,552 as payment for installation of LII equipment under executive equipment program; Mr. McDonough -- $67,866; Mr. Edwards -- $68,263. In 2002: Mr. Schjerven -- $133,494; Dr.
      Ashenhurst -- $50,953; Mr. Boxer -- $43,642; Mr. McDonough -- $38,001; Mr.
      Edwards -- $43,951. In 2001: Mr. Schjerven -- $54,154; Dr. Ashenhurst -- $27,060; Mr. Boxer -- $19,502; Mr. McDonough -- $29,197; Mr. Edwards --
      $23,082.

(5) Mr. Edwards announced his upcoming retirement and, therefore, became ineligible for 2003 long-term incentive awards.

The following table provides information concerning stock options granted to the named executive officers in 2003.

                      Option/SAR Grants in Last Fiscal Year

                                                               Individual Grants
                               ------------------------------------------------------------------------------
                                                         Percent of
                                           Number of        Total
                                          Securities    Options/SARs
                                          Underlying     Granted to                                Grant Date
                                 Grant   Options/SARs   Employees in   Exercise or   Expiration      Present
        Name                     Date       Granted      Fiscal Year  Base Price(1)     Date        Value(2)
-------------------            --------  ------------   ------------  -------------  ----------    ----------
Robert E. Schjerven..........  12/11/03    123,902          11.81         $16.76      12/11/10      $784,300
Harry J. Ashenhurst, Ph.D. ..  12/11/03     34,070           3.25          16.76      12/11/10       215,663
Scott J. Boxer...............  12/11/03     34,070           3.25          16.76      12/11/10       215,663
Robert J. McDonough..........  12/11/03     34,070           3.25          16.76      12/11/10       215,663
Carl E. Edwards, Jr.(3)......  12/11/03          0            N/A            N/A           N/A           N/A

(1)   Equals the Fair Market Value of the LII common stock on the date of grant.

(2) The grant date present values shown in the table were determined using the Black-Scholes option valuation model using the following assumptions: stock price volatility of 50.0% which represents an average volatility among general industry companies; expected option life of 7.0 years; dividend yield of 2.24%; risk free interest rate of 3.75%; modified derived value of $6.33, which includes the following additional assumptions: discounts for the probability of termination for death, disability, retirement and voluntary/involuntary terminations.

(3) Mr. Edwards announced his upcoming retirement and, therefore, became ineligible for 2003 long-term incentive awards.

      The following table provides the options exercised during 2003 for each of the named executive officers and the number of options and the value of unexercised options held by each named executive officer as of December 31, 2003.

            Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                                                        Number of Securities        Value of Unexercised
                                                       Underlying Unexercised          In-the-Money
                                                          Options/SARs at              Options/SARs
                              Shares                     December 31, 2003         at December 31, 2003(1)
                             Acquired      Value    ---------------------------  --------------------------
          Name              on Exercise  Realized   Exercisable   Unexercisable  Exercisable  Unexercisable
------------------------   ------------  --------   -----------   -------------  -----------  -------------
Robert E. Schjerven....             0     $     0     666,545        347,876      $3,580,974     $625,821
Harry J. Ashenhurst,                0           0     252,823         78,976       1,111,743      127,229
Ph.D...................
Scott J. Boxer.........             0           0     206,691         78,976         899,807      127,229
Robert J. McDonough....             0           0     209,890         78,976       1,066,996      127,229
Carl E. Edwards, Jr....       150,000     882,491     102,823         44,906         261,878      120,755

----------

(1) Calculated on the basis of the Fair Market Value of the underlying securities as of December 31, 2003, $16.95 per share, minus the exercise price for "in-the-money" options.

      The following table provides information concerning PSP awards and restricted stock awards made in 2003 to the named executive officers under the 1998 Plan. The named executive officers were awarded a number of PSP shares of LII common stock in December 2003 subject to achievement of performance targets based on the return on invested capital for a three-year period. For PSP grants made in 2002, information about the portion of the PSP award that becomes vested regardless of whether the performance goals are met is presented in the notes to the "Summary Compensation Table" above. Presented below is the maximum number of PSP shares of LII common stock that may be payable to each of the named executive officers that is subject to achievement of the performance goals. The actual number of shares awarded depends on the level of achievement of the performance objectives. Additionally, the named executive officers were awarded a restricted stock grant in December 2003 whereby all shares vest in December 2006 providing continued employment.

             Long-Term Incentive Plans -- Awards in Last Fiscal Year

                                                 Number of Shares, Units   Performance or Other Period
             Name                Date of Grant      or Other Rights         Until Maturation or Payout
-----------------------------    -------------   -----------------------   ---------------------------
Robert E. Schjerven..........      12/11/03              107,902                     3 years
Robert E. Schjerven..........      12/11/03               52,105                     3 years
Harry J. Ashenhurst, Ph.D....      12/11/03               29,670                     3 years
Harry J. Ashenhurst, Ph.D....      12/11/03               14,328                     3 years
Scott J. Boxer...............      12/11/03               29,670                     3 years
Scott J. Boxer...............      12/11/03               14,328                     3 years
Robert J. McDonough..........      12/11/03               29,670                     3 years
Robert J. McDonough..........      12/11/03               14,328                     3 years
Carl E. Edwards, Jr.(1)......      12/11/03                    0                         N/A
Carl E. Edwards, Jr.(1)......      12/11/03                    0                         N/A

(1) Mr. Edwards announced his upcoming retirement and, therefore, became ineligible for 2003 long-term incentive awards.

Retirement Plans

      The named executive officers participate in four LII-sponsored retirement plans: the pension plan for salaried employees, the profit sharing retirement plan, the profit sharing restoration plan and the supplemental retirement plan. The profit sharing restoration plan and the supplemental retirement plan are "non-qualified plans" under the Code. LII pays the full cost of each of these plans.

      The pension plan for salaried employees is a floor offset plan. A target benefit is calculated using credited service and final average pay for the highest five consecutive years of compensation. The benefit is currently based on 1.00% of final average pay, plus 0.60% of final average pay above Social Security covered compensation, multiplied by the number of years of credited service, not to exceed 30 years. Employees become vested in the pension plan for salaried employees after five years of service and may commence unreduced benefits at age 65. Once the specified age and service requirements are met, benefits may commence earlier on an actuarially reduced basis. At time of retirement, a participant may choose one of five optional forms of payment.

      The profit sharing retirement plan is a "defined contribution plan" under the Code. Profit sharing contributions, as determined by the Board of Directors, are credited annually to participants' accounts based on total pay. Participants are fully vested after six years of service. The assets of the plan are employer-directed. Distributions may occur at separation of employment and can be paid directly to the participant.

      The profit sharing restoration plan permits accruals that otherwise could not occur because of Internal Revenue Service limitations on compensation.

      The supplemental retirement plan permits income above Internal Revenue Service limitations to be considered in determining final average pay, doubles the rate of benefit accrual, limits credited service to 15 years, permits early retirement on somewhat more favorable terms than the pension plan and provides for an additional optional form of payment.

      The estimates of annual retirement benefits shown in the following table are the targets established by the supplemental retirement plan. All benefits are computed as a straight-life annuity and are not subject to deduction for Social Security.

                                                           Years of Service
                                  ------------------------------------------------------------------
2003 Final Average Earnings(1)         5          10         15         20          25         30
------------------------------    ----------  ---------  ---------  ----------  ---------  ---------
$  250,000....................    $   34,780  $  69,560  $ 104,340  $  104,340  $ 104,340  $ 104,340
   425,000....................        62,780    125,560    188,340     188,340    188,340    188,340
   600,000....................        90,780    181,560    272,340     272,340    272,340    272,340
   775,000....................       118,780    237,560    356,340     356,340    356,340    356,340
   950,000....................       146,780    293,560    440,340     440,340    440,340    440,340
 1,125,000....................       174,780    349,560    524,340     524,340    524,340    524,340
 1,300,000....................       202,780    405,560    608,340     608,340    608,340    608,340
 1,475,000....................       230,780    461,560    692,340     692,340    692,340    692,340

----------

(1) Final Average Earnings are the average of the highest five consecutive years of includible earnings. Compensation for these purposes includes salary and bonuses, and excludes extraordinary compensation such as benefits from the 1998 Plan or its predecessor plans. Bonus numbers used in these calculations, as per the 1998 Plan requirements, are the bonuses actually paid in those years. In the "Summary Compensation Table," the 2003 bonus reported is the bonus earned in 2003, but not actually paid until 2004.

      As of December 31, 2003, the final average earnings and the eligible years of credited service for each of the named executive officers was as follows: Mr. Schjerven $1,319,354 -- 17.8 years; Dr. Ashenhurst $660,053 -- 15.0 years; Mr.
Boxer $524,822 -- 5.6 years; Mr. McDonough $508,066 -- 8.7 years; Mr. Edwards $568,761 -- 12.0 years.

EMPLOYMENT AGREEMENTS

      LII has entered into employment agreements with the named executive officers, which are substantially identical except for the name of the named executive officer who is a party to the agreement and the date of the agreement. These employment agreements establish the basis of compensation and assignments, and contain post-employment covenants covering confidential information, the diverting of employees, vendors and contractors and the solicitation of customers. These agreements also establish binding arbitration as the mechanism for resolving disputes and provide benefits and income in the event employment terminates under specified circumstances. On January 1 of each year, the agreements automatically renew for an additional year, unless either party notifies the other, in writing, at least 30 days prior to such date, of a decision not to renew the agreement.

      If LII terminates a named executive officer prior to the expiration of the term of the agreement or if LII does not renew the agreement for any reason other than for cause, the employee will be entitled to receive monthly payments of the greater of the employee's base salary for the remainder of the agreement's term or three months of the employee's base salary in addition to any other compensation or benefits applicable to an employee at the employee's level.

      If LII terminates a named executive officer other than for cause, including LII's non-renewal of the agreement, and the employee agrees to execute a written general release of any and all possible claims against LII existing at the time of termination, LII will provide the employee with an enhanced severance package. This package includes payment of the employee's base monthly salary for a period of 24 months following the date of termination, a lump sum in the amount which totals any short-term bonus payments actually paid to the employee over the 24 month period prior to the date of termination, a lump sum payment of a sum equal to 10% of the employee's annual base salary in effect at the time of termination in lieu of perquisites lost, and forgiveness of COBRA premiums due for group health insurance coverage for up to 18 months following termination while the employee remains unemployed. If the employee remains unemployed at the end of 18 months, the equivalent of the COBRA premium will be paid to the employee on a month-to-month basis for up to six additional months while the employee remains unemployed. Outplacement services are provided or, at the employee's election, a lump-sum payment of 10% of the employee's annual base salary will be made to the employee in lieu of those services. Additionally, the employee's beneficiary will receive a lump-sum death benefit equivalent to six months of the employee's base salary should the employee die while entitled to enhanced severance payments.

CHANGE OF CONTROL EMPLOYMENT AGREEMENTS

      LII has entered into change of control employment agreements with the named executive officers, which are substantially identical except for the name of the named executive officer who is a party to the agreement and the date of the agreement. The change of control agreements provide for certain additional benefits under specified circumstances if a named executive officer's employment is terminated following a change of control transaction involving LII. The change of control agreements are intended to provide protections to the named executive officers that are not afforded by their existing employment agreements, but not to duplicate these benefits. The term of the change of control agreements is generally two years from the date of a change of control or two years from the date of a potential change of control, as discussed below. If the named executive officer remains employed at the conclusion of such term, the officer's existing employment agreement will continue to remain in effect. The employment rights of the named executive officers under the change of control agreements would be triggered by either a change of control or a potential change of control. Following a potential change of control, the term of the change of control agreement may terminate but the change of control agreement will remain in force and a new term of the agreement will apply to any future change of control or potential change of control, if either (a) the Board of Directors determines that a change of control is not likely or (b) the named executive officer, upon proper notice to LII, elects to terminate the term of the officer's change of control agreement as of any anniversary of the potential change of control.

      A "change of control" generally includes the occurrence of any of the following:

         (a) any person, other than specified exempt persons which includes LII and its subsidiaries and employee benefit plans, becoming a beneficial owner of 35% or more of the shares of LII voting securities;

         (b) a change in the identity of a majority of the Board of Directors, unless approved by a majority of the incumbent members of the Board of Directors;

         (c) approval by the Stockholders of a reorganization, merger or consolidation in which:

                  (1) existing Stockholders would own 65% or less of the voting securities of the surviving entity;

                  (2) any person, other than specified exempt persons, would own 35% or more of the voting securities of the surviving entity;

                  (3) less than a majority of the board of the surviving entity would consist of the then incumbent members of the Board of Directors; or

         (d) approval by the Stockholders of a liquidation or dissolution of LII, unless such liquidation or dissolution involves a sale to a company of which following such transaction:

                  (1) more than 65% of the voting securities of such company would be owned by existing Stockholders;

                  (2) no person, other than specified exempt persons, would own 35% or more of the voting securities of such company; and

                  (3) at least a majority of the board of directors of such company would consist of the then incumbent members of the Board of Directors.

      A "potential change of control" generally includes any of the following:

         (a) commencement of a tender or exchange offer for voting stock that, if consummated, would result in a change of control;

         (b) LII entering into an agreement which, if consummated, would constitute a change of control;

         (c) commencement of a contested election contest subject to proxy rules; or

         (d) occurrence of any other event that the Board of Directors determines could result in a change of control.

      During the term of the change of control agreement, a named executive officer's position, authority, duties and responsibilities may not be diminished, and all forms of compensation, including salary, bonus, regular salaried employee plan benefits, stock options, restricted stock and other awards, must continue on a basis no less favorable than at the beginning of the term of the change of control agreement and, in the case of specified benefits, must continue on a basis no less favorable in the aggregate than the most favorable application of such benefits to any of LII's employees.

      If a named executive officer terminates employment during the term of the change of control agreement for good reason or for any reason during a window period (the 90-day period commencing 366 days after any change of control), LII will pay such officer:

      - his or her then unpaid current salary and a pro rata portion of the highest bonus earned during the preceding three years, as well as previously deferred compensation and accrued vacation time;

      - a lump-sum cash payment equal to the sum of three times the officer's annual base salary and three times the highest annual bonus paid or awarded to the officer during the preceding three fiscal years;

      - a lump-sum cash payment equal to the sum of three times the officer's annual base salary and three times the highest annual bonus paid or awarded during the preceding three fiscal years, to reflect the equity component of the officer's compensation;

      - a lump-sum cash payment equal to the sum of 15% of the officer's annual base salary, in lieu of outplacement services, and three times 15% of the annual base salary that would have been paid or awarded to the officer during the fiscal year that includes the date of termination, for the perquisites component of the officer's compensation;

      - for purposes of LII's supplemental retirement plan and LII's profit sharing restoration plan, three additional years added to each of the service and age criteria; and

      - continued coverage under LII's employee welfare benefits plans for up to four and one-half years after termination.

      In addition, all options, restricted stock and other compensatory awards held by the named executive officer will immediately vest and become exercisable, and the term of these awards will be extended for up to three years following termination of employment. The named executive officer may also elect to cash out equity-based compensatory awards at the highest price per share paid by specified persons during the term of the change of control agreement or the six-month period prior to the beginning of the term of the change of control agreement.

      In the event of a contest concerning a change of control agreement, unless the officer's claim is found by a court to be frivolous, LII has no right of offset, the officer is not required to mitigate damages and LII agrees to pay any legal fees incurred by the officer in connection with such contest.

      LII also agrees to pay all amounts owing to the officer during any period of dispute, subject only to the officer's agreement to repay any amounts to which it is determined the officer was not entitled. The change of control agreements provide for a tax gross-up in the event that specified excise taxes are applicable to payments made by LII under a change of control agreement or otherwise. The change of control agreements require the officer to maintain the confidentiality of LII's information and, for a period of 24 months following termination of employment, to avoid any attempts to induce LII's employees to terminate their employment with LII.

INDEMNIFICATION AGREEMENTS

      LII has entered into indemnification agreements with its Directors and a number of its executive officers. Each of these indemnification agreements is substantially identical except for the name of the Director or executive officer who is a party to the agreement and the date of the agreement. Under the terms of the indemnification agreements, LII has generally agreed to indemnify, and advance expenses to, each indemnitee to the fullest extent permitted by applicable law on the date of the agreements and to such greater extent as applicable law may at a future time permit. In addition, the indemnification agreements contain specific provisions pursuant to which LII has agreed to indemnify each indemnitee:

      - if such person is, by reason of his or her status as a Director, nominee for Director, officer, agent or fiduciary of LII or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise with which such person was serving at LII's request, any such status being referred to as a "Corporate Status," made or threatened to be made a party to any threatened, pending or completed action, suit, arbitration, alternative dispute resolution mechanism, investigation or other proceeding, other than a proceeding by or in the right of LII;

      - if such person is, by reason of his or her Corporate Status, made or threatened to be made a party to any proceeding brought by or in the right of LII to procure a judgment in its favor, except that no indemnification shall be made in respect of any claim, issue or matter in such proceeding as to which such indemnitee shall have been adjudged to be liable to LII if applicable law prohibits such indemnification, unless and only to the extent that a court shall otherwise determine;

      - against expenses actually and reasonably incurred by such person or on his or her behalf in connection with any proceeding to which such indemnitee was or is a party by reason of his or her Corporate Status and in which such indemnitee is successful, on the merits or otherwise;

      - against expenses actually and reasonably incurred by such person or on his or her behalf in connection with a proceeding to the extent that such indemnitee is, by reason of his or her Corporate Status, a witness or otherwise participates in any proceeding at a time when such person is not a party in the proceeding; and

      - against expenses actually and reasonably incurred by such person in certain judicial adjudications of or awards in arbitration to enforce his or her rights under the indemnification agreements.

      In addition, under the terms of the indemnification agreements, LII has agreed to pay all reasonable expenses incurred by or on behalf of an indemnitee in connection with any proceeding, whether brought by or in the right of LII or otherwise, in advance of any determination with respect to entitlement to indemnification and within 15 days after the receipt by LII of a written request from such indemnitee for such payment. In the indemnification agreements, each indemnitee has agreed that he or she will reimburse and repay LII for any expenses so advanced to the extent that it shall ultimately be determined that he or she is not entitled to be indemnified by LII against such expenses.

      The indemnification agreements also include provisions that specify the procedures and presumptions which are to be employed to determine whether an indemnitee is entitled to indemnification. In some cases, the nature of the procedures specified in the indemnification agreements varies depending on whether LII has undergone a change of control.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      John W. Norris, Jr., LII's Chairman of the Board, Stephen R. Booth, Thomas
W. Booth, David V. Brown and John W. Norris III, each a Director of LII, as well as other LII Stockholders who may be immediate family members of the foregoing persons, are, individually or through trust arrangements, members of AOC Land Investment, L.L.C. AOC Land Investment, L.L.C. owns 70% of AOC Development II, L.L.C., which owns substantially all of One Lake Park, L.L.C. LII is leasing part of an office building owned by One Lake Park, L.L.C. for use as the LII corporate headquarters. The lease, initiated in 1999, has a term of 25 years and the lease payments for 2003 totaled approximately $2.9 million. LII also leased a portion of Lennox Center, a retail complex owned by AOC Development, L.L.C., for use as offices. The Lennox Center lease had a term of three years, which terminated in March 2003. The lease payments for 2003 totaled approximately $20,430. AOC Land Investment, L.L.C. also owns 70% of AOC Development, L.L.C. LII believes that the terms of its leases with One Lake Park, L.L.C. and AOC Development, L.L.C. are comparable to terms that could be obtained from unaffiliated third parties.

      These transactions were not the result of arms-length negotiations. Accordingly, certain of the terms of these transactions may be more or less favorable to LII than might have been obtained from unaffiliated third parties. LII does not intend to enter into any future transactions in which its Directors, executive officers or principal Stockholders and their affiliates have a material interest unless such transactions are approved by a majority of the disinterested members of its Board of Directors and are on terms that are no less favorable to it than those that it could obtain from unaffiliated third parties.

           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      During the fiscal year 2003, the Compensation Committee was composed of Richard L. Thompson, Janet K. Cooper, James J. Byrne and John E. Major. No member of the Compensation Committee was an officer or employee of LII or any of its subsidiaries. None of the LII executive officers served on the board of directors or on the compensation committee of any other entity, for which any officers of such other entity served either on our Board or on our Compensation Committee. For information on insider participation, see "Certain Relationships and Related Party Transactions."